SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                  under the Securities Exchange Act of 1934
                              (Amendment No. 9)

                      Southern Pacific Rail Corporation
                              (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
                       (Title of class of securities)

                                 843584 10 3
                                (CUSIP number)

                          Richard J. Ressler, Esq.
                          Assistant General Counsel
                          Union Pacific Corporation
                   Martin Tower, Eighth and Eaton Avenues
                       Bethlehem, Pennsylvania  18018
                               (610) 861-3200
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                               with a copy to:

                            Paul T. Schnell, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York  10022
                          Telephone: (212)735-3000


               This Amendment No. 9 amends and supplements the
          Schedule 13D relating to the beneficial ownership by UP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Union Pacific Railroad Company, a Utah corporation ("UPRR") and an indirect wholly owned subsidiary of Union Pacific Corporation, a Utah corporation ("Parent"), UPRR and Parent of shares of Common Stock, par value $.001 per share (the "Shares"), of Southern Pacific Rail Corporation, a Delaware corporation (the "Company").

               Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Tender Offer Statement on
          Schedule 14D-1 filed with the Securities and Exchange Commission by Purchaser, UPRR and Parent or in the Offer to Purchase referred to therein.

          ITEM 4.   PURPOSE OF TRANSACTION.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The information set forth in Items 4 and 7 of the
          Schedule 13D is hereby amended and supplemented by the following information:

               On October 20, 1995, Parent issued a press release announcing, among other things, that it supports an ICC proposed 255-day procedural schedule for consideration of the approval of the Merger by the ICC. A copy of the press release is attached hereto as Exhibit (g)(4) and incorporated herein by reference.


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  October 24, 1995 UNION PACIFIC CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  October 24, 1995 UP ACQUISITION CORPORATION

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Vice President and
                                                Assistant Secretary


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  October 24, 1995 UNION PACIFIC RAILROAD COMPANY

                                   By: /s/ Carl W. von Bernuth
                                       Name: Carl W. von Bernuth
                                       Title: Senior Vice President
                                              and General Counsel


                                 EXHIBIT INDEX

          (g)(4) Text of press release issued by Parent on October 20, 1995.

------------------------------------------------------------------------

     UNION PACIFIC
     CORPORATION - LOGO                 NEWS RELEASE

                                        Contact: 610-861-3382
                                        Gary F. Schuster
                                        Vice President-Corporate
     Relations
                                        Martin Tower
                                        Eighth and Eaton Avenues
                                        Bethlehem, PA  18018

                                   FOR IMMEDIATE RELEASE

               BETHLEHEM, October 20 -- The expedited procedural schedule announced by the Interstate Commerce Commission to consider the proposed Union Pacific (NYSE:UNP)-Southern Pacific (NYSE:RSP) merger is reasonable and maintains the summer of 1996 target for a decision, UP Corporation Chairman Drew Lewis said today.

               Lewis noted that the 255-day schedule announced
     Thursday will be among the fastest ever for a major rail merger. Only the Burlington Northern Santa Fe merger and the 1988 sale of SP to Rio Grande Industries were faster. By law the ICC has up to 31 months to rule on rail mergers.

               "More than 1,000 of our customer already have endorsed our proposed partnership with Southern Pacific. This early and heavy customer support is unprecedented," Lewis said.

               In its announcement Thursday, the ICC declined requests by outside parties for a hearing schedule of as long as 2 1/2 years. It stated that it granted an expedited schedule for the UP/SP case because the applicants justified the need for a departure from the normal, more lengthy procedure.

               "We have a solid case, solid support and look forward to creating a strong competitive system to balance the transportation network in the West," Lewis said.